Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Combined Fixed Charges to Earnings

(In thousands)

			Year Ended December 31,
	Six Months Ended December 31, 2012	Six Months Ended June 30, 2012	2011	2010	2009	2008
Earnings:
Consolidated net loss before income tax	$(9,377)	$(7,049)	$(14,663)	$(3,373)	$(2,677)	$(6,479)
Fixed charges	2,168	1,288	770	149	263	92

Total earnings	$(7,209)	$(5,761)	$(13,893)	$(3,224)	$(2,414)	$(6,387)

Fixed charges:
Interest expense	$1,924	$797	$716	$91	$202	$51
Amortization	185	434	14	14	19	—
Interest portion of rental expenses	59	56	40	44	42	41

Total fixed charges	$2,168	$1,288	$770	$149	$263	$92

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—

Deficiency of Earnings Available to Cover Fixed Charges	$(9,377)	$(7,049)	$(14,663)	$(3,373)	$(2,677)	$(6,479)